UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	ICL Receives Tribunal's Award in the Claim Against Ethiopia

Item 1
ICL Receives Tribunal's Award in the Claim Against Ethiopia

The Company's announcements dated May 10, 2017, and Item 8 of the Company's annual report for the year ended December 31, 2020, provide disclosure regarding the arbitration proceedings between the Company's subsidiary ICL Europe Coöperatief U.A. ("ICL Europe") and the Federal Democratic Republic of Ethiopia ("Ethiopia"), that were administrated by the Hague-based Permanent Court of Arbitration. ICL Europe commenced this arbitration to assert claims against Ethiopia under the Netherlands-Ethiopia Bilateral Investment Treaty (“BIT”) seeking compensation for losses to its investment in its Ethiopian potash project due to mistreatment by the Ethiopian Government. In particular, ICL Europe claimed that the Ethiopian tax authority imposed a discriminatory, arbitrary and baseless tax on ICL Europe’s Ethiopian project company, Allana Potash Afar Plc (“Allana Afar”).

Further to the above, the Company hereby announces that on July 9, 2021, the arbitration tribunal rendered its Award. Despite indications that Ethiopia’s tax assessment was flawed, the tribunal interpreted the BIT as significantly limiting the BIT’s protections in relation to disputes regarding taxation. Among other things, this had the significant effect of precluding ICL Europe's claims that Ethiopia violated the requirement to accord fair and equitable treatment to ICL Europe's investments in Ethiopia.  Consequently, the Tribunal rejected ICL Europe's claims and ordered ICL Europe to pay an amount of approximately $2.5 million as reimbursement of arbitration costs in accordance with the applicable arbitration rules.

As of Q4 2017, Allana Afar is not included in ICL's consolidated financial statements. For additional information, see Note 13B. – Impairment Testing to ICL's financial statements for the year ended December 31, 2016 and Note 9D. – Investment in Subsidiaries and Investee Companies, to ICL's financial statements for the year ended December 31, 2017.

The Company expects that the Award will not have a material impact on its Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 12, 2021